Exhibit 12.1

CPI AEROSTRUCTURES, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Year Ended December 31,
	2011	2010	2009	2008	2007

Pretax income (loss) from continuing operations	$10,538,928	$542,896	$5,861,007	$3,853,613	$3,016,896

Fixed charges:
Interest Expense	$343,491	$158,406	$252,961	$31,847	$22,441

Total Earnings	$10,882,419	$701,302	$6,113,968	$3,885,460	$3,039,337

Ratio of earnings to fixed charges	31.68	4.43	24.17	122.00	135.44